Exhibit 3.1

       Amendment No. 2 to Actuant Corporation Amended and Restated Bylaws

The following amendments to the Actuant Corporation Amended and Restated Bylaws have been approved by the Board of Directors and are effective as of October 27, 2004:

1) The second sentence of Section 3.01 is hereby deleted in its entirety and replaced by the following: "The number of directors of the corporation shall be ten (10)."

2) The first sentence of Section 3.04 is hereby deleted in its entirety and replaced by the following: "Special meetings of the Board of Directors may be called by the Secretary of the corporation at the request of any member of the Board of Directors or by the Chairman or the President of the corporation."